BENACQUISTA GALLERIES, INC.

ARTFULLY YOURS

15208 Jarrettsville Pike, Monkton, MD 21111  (410) 303-9879

July 1, 2005

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

450 Fifth Street, N.W.

Washington, D.C. 20549

VIA FAX (202) 772-9204

VIA EDGAR

RE: Benacquista Galleries SB-2 File No. 333-104132

Acceleration Request

To Whom It May Concern:

Regarding the POST EFFECTIVE amendment number 1 to the registration filed by Benacquista Galleries, Inc., a Nevada corporation, File No. 333-104132, on behalf of the issuer I would like to request acceleration of the effectiveness of the above referenced registration statement to 5:00 PM EST on Wednesday, July 6, 2005 or as soon as practicable thereafter.

We acknowledge that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in any filing; and

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, we are aware of and acknowledge our responsibilities and undertakings under the securities regulations with respect to the registration statements.

Please contact counsel to the company, Jonathan Dariyanani, at 415-699-7121 with any questions regarding this request.

Very best regards,

James Price

President, CEO, Principal Financial and Accounting Officer

Benacquista Galleries, Inc.